FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                              --------------------------
                                     1934
                                     ----


                                 May 19, 2003

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                 Form 20-F   X                  Form 40-F
                            ---                             ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

                 Yes                            No   X
                      ---                           ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

                 Yes                            No   X
                      ---                           ---


         [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

                 Yes                            No   X
                      ---                           ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- n/a.

                                                               Total Pages: 5

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                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                     Smith & Nephew plc
                                                     (Registrant)


Date: May 19, 2003                             By:  /s/ Paul Chambers
                                                    -------------------------
                                                    Paul Chambers
                                                    Company Secretary

19 May 2003


                Smith & Nephew Shareholder Resolutions Approved
        Offer for InCentive Capital AG: Acceptance Condition Satisfied

The Board of Smith & Nephew plc announces that all of the resolutions considered at its Preference Shareholder Meeting, Extraordinary General Meeting and Court Meeting held earlier today were passed, authorising the Board to:

          o introduce a new holding company, to be known as Smith & Nephew Group plc;

          o complete the proposed acquisition of Centerpulse AG (and the related proposed acquisition of InCentive Capital AG which owns 18.9% of Centerpulse), subject to the satisfaction of all other conditions; and

          o    repay the Preference Shares of Smith & Nephew plc.

Separately, with respect to the offer for InCentive Capital AG, the company announces that by 10am today it had received valid acceptances in excess of the minimum acceptance level of 80% stipulated as a condition of the offer. The offer will remain open until 24 June 2003.

Enquiries:

Smith & Nephew plc
Angie Craig                                       Tel: +44 (0)20 7401 7646
Corporate Affairs Director

Financial Dynamics
David Yates                                       Tel: +44 (0)20 7831 3113

19 May 2003


The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP



Dear Sirs

                 SMITH & NEPHEW COURT MEETING: RESULT OF POLL

At a Court Meeting of the Ordinary Shareholders of Smith & Nephew plc held on 19 May 2003, the Scheme of Arrangement to establish Smith & Nephew Group plc as the holding company of Smith & Nephew plc under Section 425 of The Companies Act 1985 was approved by the Ordinary Shareholders of the Company on a vote by Poll, the results of which were as follows:

                                                            Percentage
                                                            of votes
                                                            cast

     Number of votes for:              553,553,809          99.7

     Number of votes against:          1,814,286            0.03



Yours faithfully,




P.R. Chambers
Company Secretary

19 May 2003


The Secretary
London Stock Exchange
RNS
Old Broad Street
London
EC2N 1HP



Dear Sirs

Further to the announcement made this afternoon, with regards to the result of the poll held at a Court Meeting of Smith & Nephew plc, on 19 May 2003.

The percentage of votes cast against the resolution was 0.3% and not 0.03%.

Yours faithfully,




P.R. Chambers
Company Secretary